Exhibit 3

FOR IMMEDIATE RELEASE	3 FEBRUARY 2014

WPP PLC (“WPP”)

Xaxis agrees to acquire media trading firm Bannerconnect

WPP announces that its wholly-owned operating company Xaxis, the global programmatic media and technology platform, has agreed to acquire Bannerconnect, a leading media trading firm based in the Netherlands. Bannerconnect specialises in providing infrastructure and services for digital media trading to publishers, advertisers and media agencies.

Bannerconnect’s technology offerings, including its industry-leading real-time optimisation platform Bright™, are complementary to the current global capabilities of Xaxis. Bright™ provides advertisers with real-time optimisation technology and visualisation tools for their digital campaigns.

Founded in 2004 in Sittar, the Netherlands, and with offices also in Amsterdam and London, Bannerconnect employs over 40 people. Bannerconnect’s revenues for the year ended 31 December 2013 were EUR 4.3 million with gross assets as at the same date of EUR 8.3 million.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors and continues WPP’s strategy of strengthening the Group’s capabilities in digital media. Globally, WPP digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion. WPP is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years.

Contact:

Feona McEwan, WPP
+ 44(0) 207 408 2204